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                     July 22, 2022

       Wah Leung
       Chief Executive Officer
       Bylog Group Corp.
       84/1 Bilang, Hutan #402
       Dalian City Lianoning Province, China

                                                        Re: Bylog Group Corp.
                                                            Form 10-K and Form
10-K/A for the Fiscal Year Ended March 31, 2021
                                                            Filed July 12, 2021
and March 4, 2022, respectively
                                                            File No. 333-211808

       Dear Mr. Leung:

              We issued oral comments on the above captioned filing on May 18, 2022. On July 1,
       2022, we issued a follow-up letter informing you that such comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Megan Akst, Senior Staff Accountant at (202) 551-3407 or Kathleen
       Collins, Accounting Branch Chief at (202) 551-3499 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology